UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Hampshire Group, Limited

(Name of Subject Company)
Hampshire Group, Limited
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Michael S. Culang
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2009 (as amended by Amendment No. 1, filed March 10, 2009 and Amendment No. 2, filed March 23, 2009, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Hampshire Group, Limited, a Delaware corporation (the “Company”), relating to the cash tender offer by NAF Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2009, filed with the SEC, to purchase all of the Company’s outstanding shares of common stock at a price of $5.55 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and the related Letter of Transmittal.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text to the end thereof.
On March 30, 2009, Parent and the Company issued a press release announcing the extension of the Offer until 3:00 P.M., New York City time, on March 31, 2009, unless further extended in accordance with the terms of the Offer. Parent and the Company subsequently issued a press release on March 30, 2009 indicating that the Offer would be extended to 5:00 P.M., New York City time, on March 31, 2009. All other terms and conditions of the Offer remain unchanged. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on March 27, 2009. According to Parent’s press release, as of 12:01 AM on March 28, 2009, approximately 3,722,562 shares of Common Stock had been validly tendered and not withdrawn in the Offer representing more than two thirds of the outstanding shares of common stock. A copy of the press release issued by Parent is attached as Exhibit (a)(9) and (a)(10) (respectively) hereto and is incorporated herein by reference.
Item 9. Exhibits
On March 30, 2009, Parent and the Company issued a press release announcing the extension of the Offer until 3:00 P.M., New York City time, on March 31, 2009. Parent and the Company subsequently issued a press release on March 30, 2009 indicating that the offer would be extended to 5:00 P.M., New York City time on March 31, 2009. The full text of the press releases issued by Parent and the Company are set forth as Exhibits (a)(9) and (a)(10) (respectively) hereto and are incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED
By:	/s/ Michael Culang
	Name:	Michael S. Culang
	Title:	Chief Executive Officer

Dated: March 30, 2009

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